Exhibit 14.1

Code of Business Conduct and Ethics

The Securities and Exchange Commission (SEC) and other governing bodies have recently implemented additional controls and procedures for publicly reporting companies.  We have always prided ourselves on maintaining the highest ethical standards and we have always had certain policies essential to maintaining our high standards.  We believe that our employees are aware of our commitment to ethics, and that they have worked and will work hard to meet it.  However, to formalize our commitment to certain critical policies cited by the SEC, our Board of Directors has adopted this Code of Business Conduct and Ethics.  This Code of Business Conduct and Ethics does not summarize all our policies.  You must also comply with our other policies set out in our Employee Policies and Procedures Manual and elsewhere.

Please read this statement carefully and then sign it where indicated if you understand and agree to it.

1.     COMPLYING WITH LAWS.  Each of our employees should respect and comply with all applicable laws, rules and regulations of the U.S. and other countries, and the states, counties, cities and other jurisdictions in which we conduct business.  This is true even if your supervisor or anyone in management has directed you otherwise.  If you are ever unsure about the legal course of action, please immediately request assistance from the Controller, or the CEO, or any member of the Audit Committee of the Board of Directors.

The laws with which you must comply include “insider trading laws’ relating to transactions in our stock.  Some of your specific responsibilities are set out in our Insider Trading Policy.  Generally, you are not permitted to buy, sell or otherwise trade in our securities without specific permission from our Chief Executive Officer, and then only during specified periods.  Please carefully read our Insider Trading Policy in full and contact the Controller, or the CEO, or any member of the Audit Committee if you have questions about it.

2.     CONFIDENTIALITY.  You must maintain the confidentiality of all sensitive information entrusted to you, including all non-public information whose disclosure might be of use to our competitors, or harmful us or our customers.  Some of your specific responsibilities are set out in our Confidentiality and Trade Secrets Policy.  Please carefully read our Confidentiality and Non-Solicitation policy in full and contact the Controller, or the CEO, or any member of the Audit Committee if you have questions about it.

3.     FOREIGN CORRUPT PRACTICES.  Under the U.S. Foreign Corrupt Practices Act and our policies, you are strictly prohibited from giving anything of value, directly or indirectly, to foreign government officials or foreign political candidates in order to obtain or retain business.  In addition, you are strictly prohibited from giving U.S. government officials business gratuities or gifts.  You should be aware that the U.S. government can and has imposed criminal sanctions on individuals and entities that have improperly given gifts to U.S. government personnel, and the promise, offer or delivery to an official or employee of the U.S. government of a gift or other gratuity would not only violate our policies, but might also be a criminal offense.  Please contact the Controller, or the CEO, or any member of the Audit Committee if you believe improper gifts have been, are being, or will be made by our employees or directors.

4.     FAIR DEALING.  We seek to outperform our competition fairly and honestly and seek competitive advantages through superior performance.  We do not use unethical or illegal business practices to compete.  Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.  You should endeavor to deal fairly with our customers, suppliers, competitors, officers and employees.  You should never take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.

5.     PUBLIC COMPANY REPORTING.  As a public company, our filings with the SEC must be accurate and timely.  Whether or not you are directly involved in that process, you have several responsibilities:

•      Depending upon your position, you may be called upon to provide information to assure that our public reports are complete, fair and understandable.  We expect you to take this responsibility very seriously and to provide prompt accurate and complete information that you are requested or required to provide related to our public disclosure requirements.

•      Our books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect our transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls.  Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.  Additionally, records should always be retained or destroyed according to our record retention policies.  In accordance with those policies, in the event of litigation or governmental investigation please consult the Controller, or the CEO, or any member of the Audit Committee immediately.

•      Our public reports should fairly and accurately reflect what is happening at our company.  If you believe they do not, you have a responsibility to bring your concerns to attention of the Controller, Chief Executive Officer, or any member of the Audit Committee.

Because of the importance of this issue, the Audit Committee of our Board of Directors has adopted the following provision to its charter, which is binding on everyone at Creative Computer Applications, Inc..:

“Every employee of or consultant to the Company who has, or who hears expressed by another person, any concerns about the manner in which the Company’s financial statements or public reports are prepared, the sufficiency of its internal financial controls, the honesty or competence of its financial management or independent auditors or any other matter within the purview of the Audit Committee is directed and strongly encouraged to report the matter promptly to any member of the Audit Committee.  The Audit Committee will attempt to keep the name of the person reporting the potential issue confidential to the extent requested by that person and not inconsistent with the best interests of the Company.  The Audit Committee will not tolerate retaliation against any person who reports potential issues to the Audit Committee in good faith.”

Accordingly, if you have concerns regarding any accounting or auditing matters, you may (but are not required to) consult with your supervisor or any of our executive officers if you are comfortable doing so.  But unless the issues are fully resolved to your satisfaction, or if you are not comfortable discussing the matter with our management, you are required to submit your concerns or complaints (anonymously, confidentially or otherwise) to any member of the Audit Committee of our Board of Directors.  This is true even if your supervisor or anyone in management has directed you not to do so.  You may direct your concerns to any member of the Audit Committee, or to our outside legal counsel.  Their numbers are listed below.  If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others.

6.     CONFLICTS OF INTEREST.  You should avoid conflict of interests with the Company except under guidelines approved by our Board of Directors or a committee of our Board.  If you become aware of a conflict of interest on the part of anyone at Creative Computer Applications, Inc., you must report it to the Controller or the CEO, or to any member of the Audit Committee of our Board of Directors.

A “conflict of interest” exists whenever your private interests interfere or conflict in any way (or even appear to interfere or conflict) with our interests.  A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for us objectively and effectively.  Conflicts of interest may also arise when you, or members of your family, receives improper personal benefits as a result of your position with us, regardless of from where those benefits are received.

Specifically, it is a conflict of interest for you or a member of your immediate family to work simultaneously for one of our competitors, customers or suppliers, even as a consultant or board member, to receive any form of compensation (including loans or “gifts”) from any person with whom we are doing business or to own an undisclosed interest in any supplier to us (other than an interest of less than 1% in a public company).

Similarly, you owe us a duty to advance our legitimate interests when the opportunity to do so arises.  You are prohibited from (a) taking for yourself personally opportunities that properly belong to Creative Computer

Applications, Inc. or are discovered through the use of our property, information or your position with us; (b) using corporate property, information or position for personal gain; and (c) competing with us.

Ordinarily, the best policy will be to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf.  However, regardless of how “natural” or “innocent” a conflict may seem, you must report it and can proceed only if the relationship is approved in writing.  If you have any questions about whether a situation is a conflict of interest, you should raise the issue with the Controller, the CEO, or any member of the Audit Committee.

7.     REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR.  If you ever think that anyone connected with the Company may have taken or is about to take any illegal or unethical behavior, or otherwise violated this Code, even if you are not sure, you should promptly bring the matter to the attention of your supervisor or other appropriate personnel.  If you do not believe that talking to your supervisor is appropriate or if it does not result in a response with which you are comfortable, then you should contact any of our executive officers or any member of the Audit Committee of our Board of Directors.  You should not accept any direction by your supervisor, which contradicts these policies.  If you ask, we will keep your name confidential unless this would violate applicable law or our responsibilities to others.

8.     NO RETALIATION.  We will not tolerate retaliation of any kind against any person who in good faith reports to us potential issues relating to violations of law or this Code.

This Code is a binding and important legal document.  It can only be amended, modified or waived by our Board of Directors or its authorized committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934 and the applicable rules of the American Stock Exchange.  As we both agree that damages would be an inadequate remedy for Creative Computer Applications, Inc. in the event of breach or threatened breach of this policy and we may, either with or without pursuing any potential damage remedies, immediately obtain and enforce an injunction prohibiting you from violating this Code of Business Conduct and Ethics.

If you are ever unsure about whether some action would be consistent with this Code of Business Conduct and Ethics, you agree to ask us.  Similarly, any time you encounter a situation and you are unsure what to do, you agree to tell us and ask for help.

Steven M. Besbeck, President and CEO

Lawrence S. Schmid, Chairman of the Audit Committee

Robert F. Fogerson Jr., Member of the Audit Committee

Norman R. Cohen, Member of the Audit Committee

Anahita Villafane, Controller of CCA